January 16 , 2018

Andina Acquisition Corp. II

250 West 57th Street, Suite 2223

New York, NY 10107

Re: Merger into Andina II Holdco Corp.

Dear Sirs:

We have acted as counsel to Andina Acquisition Corp. II (“Andina”), an exempted company organized under the laws of the Cayman Islands, in connection with its proposed merger into Andina II Holdco Corp. (“Holdco”), a corporation organized under the laws of the State of Delaware and a wholly owned subsidiary of Andina (the “Redomestication Merger”). You have requested our opinion in connection with the federal income tax consequences of the proposed Redomestication Merger on the securityholders of Andina.

In rendering this opinion, we have examined the Registration Statement initially filed with the Securities and Exchange Commission on November 22, 2017, File No. 333-221723, as amended (the “Registration Statement”), and the Agreement and Plan of Merger, dated as of October 27, 2017, by and among Andina, Holdco, Andina II Merger Sub Inc, a wholly owned subsidiary of Holdco, Lazy Days’ R.V. Center, Inc, and, solely for certain purposes set forth in the agreement, A. Lorne Weil, an individual. For purposes of this opinion we have assumed and relied upon the truth and accuracy of the facts as set forth in the aforesaid documents.

The opinions set forth in the Registration Statement pertaining to the federal income tax consequences of the proposed Redomestication Merger on the securityholders of Andina and the ownership and disposition of Holdco shares following the Redomesticatiion Merger under the heading “Anticipated Material Federal Income Tax Consequences of the Business Combination to Andina and Its Securityholders,” to the extent they contain statements of federal income tax law or legal conclusions with respect thereto, constitute our opinions regarding the material federal income tax consequences of the transactions described in the Registration Statement to the securityholders of Andina and owners of Holdco shares.

The opinions set forth above are limited in all respects to the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, and related administrative pronouncements and judicial precedents, and we note that such opinions are not binding on the Internal Revenue Service or courts, any of which could take a contrary position.

The opinions expressed herein are based upon the above-referenced laws and authorities, each as in existence on this date. Such laws and authorities may be repealed, revoked, or modified at any time, and any such change may have retroactive effect. We assume no obligation to update or supplement such opinions to reflect any change or developments in the application or interpretation of any such laws or authorities that may occur, or any fact or circumstance that may come to our attention, after the date of this letter.

We consent to the references to our firm under the captions set forth above in the Registration Statement and to the filing of this opinion as Exhibit 8.1 to the Registration Statement. In giving such consent, we do not admit that we come within the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Graubard Miller